Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED

367 Syngrou Avenue

175 64 P. Faliro

Athens, Greece

May 5, 2017

Dear Shareholder:

You are cordially invited to attend the 2017 Annual General Meeting of Shareholders of Tsakos Energy Navigation Limited, which will be held on Thursday, June 15, 2017, at 15:00 (3:00 pm) Greek local time in our Auditorium, 367 Syngrou Avenue, P. Faliro, Athens, Greece.

The following Notice of the 2017 Annual General Meeting of Shareholders and 2017 Proxy Statement describe the items to be considered by the shareholders at the meeting and contain certain information about our company and its officers and directors.

We are pleased to provide our proxy materials to our shareholders over the Internet. On or about May 5, 2017, we will begin mailing a Notice of Internet Availability of Proxy Materials to shareholders informing them that our 2017 Proxy Statement, 2016 Annual Report and voting instructions are available online. As more fully described in that Notice, shareholders may choose to access our proxy materials on the Internet or may request to receive paper copies of the proxy materials. This allows us to conserve natural resources and reduces the costs of printing and distributing the proxy materials, while providing our shareholders with access to the proxy materials in a fast and efficient manner. If you request proxy materials by mail, the Notice of the 2017 Annual General Meeting of Shareholders, 2017 Proxy Statement and proxy card and 2016 Annual Report will be sent to you.

Whether or not you are able to attend the 2017 Annual General Meeting in person, it is important that your shares be represented. You can vote your shares by using the Internet, by telephone, or by requesting a printed copy of the proxy materials and completing and returning by mail the proxy card or voting instruction card that you will receive in response to your request. Instructions on each of these voting methods are outlined in the enclosed Proxy Statement. Please vote as soon as possible.

We hope to see you on June 15th.

Sincerely,

Efstratios Georgios Arapoglou

Chairman of the Board of Directors

TSAKOS ENERGY NAVIGATION LIMITED

367 Syngrou Avenue

175 64 P. Faliro

Athens, Greece

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held On Thursday, June 15, 2017

NOTICE IS HEREBY GIVEN that the 2017 Annual General Meeting of Shareholders of Tsakos Energy Navigation Limited, a Bermuda company, will be held at 15:00 (3:00 pm) Greek local time, Thursday, June 15, 2017, in the Company’s Auditorium at 367 Syngrou Avenue, P. Faliro, Athens, Greece for the following purposes:

(1)	to elect one new director and to re-elect two directors who retire by rotation;

(2)	approve a resolution redesignating 10,000,000 authorized but unissued common shares as preferred shares;

(3)	to receive and consider the Company’s 2016 audited financial statements;

(4)	to appoint Ernst & Young (Hellas), Certified Auditors-Accounts S.A. (Ernst & Young (Hellas)), Athens, Greece, as auditors of the Company for the fiscal year ending December 31, 2017 and to authorize the Audit Committee of the Board of Directors to set their remuneration;

(5)	to approve the directors’ remuneration; and

(6)	to transact such other business as may properly come before the 2017 Annual General Meeting.

Copies of our audited consolidated financial statements are contained in our 2016 Annual Report to Shareholders, which is available at https://materials.proxyvote.com/G9108L and on the Company’s website at www.tenn.gr.

Only holders of record of the Company’s Common Shares, par value $1.00 per share (the “Common Shares”), at the close of business on April 27, 2017 will be entitled to receive notice of, and to vote at, the 2017 Annual General Meeting and at any adjournment thereof. As described in the attached Proxy Statement, the nominees for election or re-election, as the case may be, to our Board of Directors are Nicholas F. Tommasino and Efstratios Georgios Arapoglou and Michael G. Jolliffe.

You are cordially invited to attend the 2017 Annual General Meeting. Whether or not you expect to attend the 2017 Annual General Meeting in person, please vote your shares by using the Internet, by telephone, or by completing and returning by mail the proxy card or voting instruction card. Voting your shares by using the Internet, by telephone, or by returning the proxy card or voting instruction card does not affect your right to vote in person, should you decide to attend the 2017 Annual General Meeting. We look forward to seeing you.

By Order of the Board of Directors

George V. Saroglou

Chief Operating Officer

Athens, Greece

May 5, 2017

IMPORTANT

WE URGE SHAREHOLDERS TO VOTE AS PROMPTLY AS POSSIBLE BY USING THE INTERNET, BY TELEPHONE, OR BY COMPLETING AND RETURNING BY MAIL THE PROXY CARD OR VOTING INSTRUCTION CARD. A PROMPT RESPONSE IS HELPFUL AND YOUR COOPERATION WILL BE APPRECIATED. VOTING YOUR SHARES BY USING THE INTERNET, BY TELEPHONE, OR BY RETURNING THE PROXY CARD OR VOTING INSTRUCTION CARD WILL NOT AFFECT YOUR RIGHT TO VOTE IN PERSON, SHOULD YOU DECIDE TO ATTEND THE 2017 ANNUAL GENERAL MEETING.

TSAKOS ENERGY NAVIGATION LIMITED

367 Syngrou Avenue

175 64 P. Faliro

Athens, Greece

PROXY STATEMENT FOR THE 2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on June 15, 2017

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board”) of Tsakos Energy Navigation Limited, a Bermuda company, for use at the 2017 Annual General Meeting of Shareholders of the Company to be held at 15:00 (3:00 pm) Greek local time, Thursday, June 15, 2017, in the Company’s Auditorium at 367 Syngrou Avenue, P. Faliro, Athens, Greece and at any adjournments thereof.

VOTING METHODS

Internet Voting

Shareholders of record may vote by accessing the following website address: http://www.investorvote.com/TNP.

All street name holders may vote on the Internet by accessing the following website address: http://www.proxyvote.com.

Telephone Voting

Shareholders of record may also vote by calling the following toll-free telephone number: 1-800-652-8683 within the United States and Canada from a touch tone telephone. Please follow the instructions provided by the recorded message.

If you are a street name holder, and you requested printed proxy materials, you may vote by telephone if your bank or broker makes that method available to you in the voting instruction card enclosed with the proxy materials that your bank or broker sends to you.

Vote by Mail

If you receive a printed copy of the proxy materials, you can vote by completing the accompanying proxy card or voting instruction form and returning it in the return envelope provided. If you receive a Notice, you can request a printed copy of the proxy materials by following the instructions contained in the Notice. If you vote by Internet or telephone, you do not need to return your proxy card or voting instruction form.

Shareholders of Record and Beneficial Owners

If your shares are registered directly in your name on the books of the Company maintained with the Company’s transfer agent, Computershare, you are considered the “shareholder of record” of those shares and, if you request to receive a paper copy of them, the proxy materials will be mailed directly to you.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in street name (also called a “street name” holder), and, if you request to receive a paper copy of them, the proxy materials will be forwarded to you by your broker, bank or nominee. As the beneficial owner, you have the right to direct your broker, bank or nominee how to vote and are also invited to attend the 2017 Annual General Meeting. However, since you are not a shareholder of record, you may not vote these shares in person at the 2017 Annual General Meeting unless you bring with you a legal proxy duly executed by the shareholder of record. A legal proxy may be obtained from your broker, bank or other nominee.

VOTING OF PROXY, REVOCATION

A proxy that is properly executed, whether on the Internet, by telephone or by mail, and not subsequently revoked will be voted in accordance with instructions contained therein. If no instructions are given with respect to the matters to be acted upon, proxies will be voted as follows: (1) for the election of Nicholas F. Tommasino and re-election of Efstratios Georgios Arapoglou and Michael G. Jolliffe as directors, (2) for the approval of the resolution redesignating 10,000,000 authorized but unissued common shares as preferred shares, (3) for the approval of the Company’s 2016 audited financial statements, (4) for the appointment of Ernst & Young (Hellas) as the Company’s auditors for the fiscal year ending December 31, 2017 and to authorize the Audit Committee to set their remuneration, (5) for the approval of the directors’ remuneration, and (6) otherwise in accordance with the best judgment of the person or persons voting the proxy on any other matter properly brought before the 2017 Annual General Meeting.

Any shareholder who votes by completing and returning by mail the proxy card or voting instruction card or by using the Internet or by telephone, may revoke its proxy or change its vote at any time before it is voted at the 2017 Annual General Meeting by (A) delivering written notice to the Secretary of the Company of its revocation, (B) executing and delivering to the Secretary of the Company a later dated proxy by using the Internet, by telephone or by mail, or (C) by appearing in person at the 2017 Annual General Meeting and voting his, her or its shares in person.

EXPENSES OF SOLICITATION

Proxies are being solicited by our Board. The expenses of the preparation of proxy materials and the solicitation of proxies for the 2017 Annual General Meeting will be borne by the Company on behalf of the Board. In addition to solicitation by mail, proxies may be solicited in person, by telephone, telecopy, electronically, or other means, or by directors, officers and regular employees of the Company who will not receive additional compensation for such solicitations. If you choose to vote on the Internet, you are responsible for Internet access charges you may incur. D.F. King Co. Inc. has been engaged by the Company to assist in the solicitation of proxies for a fee of $14,000, plus their costs and expenses. Although there is no formal agreement to do so, the Company will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in forwarding the proxy materials to the beneficial owners of the Company’s Common Shares.

VOTING SECURITIES

Holders of record of the Company’s Common Shares as of the close of business on April 27, 2017 will be entitled to notice of, and to vote at, the 2017 Annual General Meeting or any adjournments thereof. On that date there were 84,270,866 Common Shares outstanding, the holders of which are entitled to one vote for each share registered in their names with respect to each matter to be voted on at the 2017 Annual General Meeting. The presence in person or by proxy (regardless of whether the proxy has authority to vote on all matters) of two shareholders of record will constitute a quorum at the 2017 Annual General Meeting.

Assuming that a quorum is present at the 2017 Annual General Meeting, directors will be elected by a plurality of the votes cast at the 2017 Annual General Meeting by holders of Common Shares present in person or represented by proxy. Approval of other items at the 2017 Annual General Meeting requires that the number of votes cast in favour of the action exceeds the number of votes cast in opposition to the action, whether in person or by proxy. Withholding authority to vote for directors and broker non-votes will not affect the election of directors or the outcome of the vote on other proposals.

BOARD OF DIRECTORS VOTING RECOMMENDATION

The Board of Directors recommends that shareholders vote FOR Item No. 1, the election of each nominee to the Board of Directors; FOR Item No. 2, the resolution redesignating 10,000,000 common shares as preferred shares, FOR Item No. 3, the approval of the Company’s 2016 audited financial statements; FOR Item No. 4, the appointment of Ernst & Young (Hellas), as the Company’s auditors and authorization of the Audit Committee to set their remuneration; and FOR Item No. 5, the approval of the remuneration of the directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our outstanding Common Shares as of April 27, 2017 held by:

•	each person or entity that we know beneficially owns 5% or more of our Common Shares; and

•	all of our directors, director nominees and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has or shares voting power or investment power with respect to securities is treated as a beneficial owner of those securities. Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. Under SEC rules, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days are considered as beneficially owned by the person holding those options, warrants or rights. The applicable percentage of ownership of each shareholder is based on 84,270,866 Common Shares outstanding on April 27, 2017.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Outstanding Common Shares
Tsakos Holdings Foundation(1)	15,140,021	17.97%
Redmont Trading Corp.(1)	3,560,007	4.22%
First Tsakos Investments Inc.(1)	11,580,014	13.74%
Kelley Enterprises Inc.(1)	7,230,007	8.58%
Marsland Holdings Limited(1)	4,350,007	5.16%
Sea Consolidation S.A. of Panama(2)	5,375,000	6.38%
Intermed Champion S.A. of Panama(2)	2,615,000	3.10%
Methoni Shipping Company Limited (2)	3,330,000	3.95%
Anemomilia Investment Company Limited(2)	1,664,114	1.97%
All officers, directors and nominee directors as a group (13 persons)(3)	691,302	0.8%

(1)	First Tsakos Investments Inc. (“First Tsakos”) is the sole holder of the outstanding capital stock of Kelley Enterprises Inc. (“Kelley”) and Marsland Holdings Limited (“Marsland”) and may be deemed to have shared voting and dispositive power of the common shares reported by Kelley and Marsland. Tsakos Holdings Foundation (“Tsakos Holdings”) is the sole holder of outstanding capital stock of First Tsakos and Redmont Trading Corp. (“Redmont”) and may be deemed to have shared voting and dispositive power of the common shares reported by Kelley, Marsland and Redmont. According to a Schedule 13D/A filed on April 5, 2016 by Tsakos Holdings, First Tsakos, Kelley, Marsland and Redmont, Tsakos Holdings is a Liechtenstein foundation whose beneficiaries include persons and entities affiliated with the Tsakos family, charitable institutions and other unaffiliated persons and entities. The council which controls Tsakos Holdings consists of five members, two of whom are members of the Tsakos family. Under the rules of the SEC, beneficial ownership includes the power to directly or indirectly vote or dispose of securities or to share such power. It does not necessarily imply economic ownership of the securities. Members of the Tsakos family are among the five council members of Tsakos Holdings and accordingly may be deemed to share voting and/or dispositive power with respect to the shares owned by Tsakos Holdings and may be deemed the beneficial owners of such shares.

(2)	According to the Schedule 13D/A filed on April 5, 2016 by Sea Consolidation S.A. of Panama (“Sea Consolidation”), Intermed Champion S.A. of Panama (“Intermed”), Methoni Shipping Company Limited (“Methoni”), Anemomilia Investment Company Limited (“Anemomilia”), Panayotis Tsakos and Nikolas Tsakos, as of April 5, 2016, Sea Consolidation, Intermed, Methoni, Anemomilia and Nikolas Tsakos beneficially owned 5,375,000, 2,615,000, 3,330,000, 1,664,114 and 204,000 common shares, respectively. According to filings by Sea Consolidation and Intermed with the SEC pursuant to Section 13 of the Exchange Act, Panayotis Tsakos is the controlling shareholder of each of Sea Consolidation, Intermed, Methoni and Anemomilia and may be deemed to indirectly beneficially own the common shares held by Sea Consolidation and Intermed as a result of his control relationship with each entity. Panayotis Tsakos is the father of Nikolas Tsakos, our president and chief executive officer.
(3)	Does not include shares owned by Tsakos Holdings, First Tsakos, Kelley, Marsland, Redmont Trading Corp., Sea Consolidation, Intermed, Methoni or Anemomilia.

Entities affiliated with Panayotis Tsakos and Nikolas Tsakos own 103,370, or 5.2%, of our outstanding Series C Preferred Shares and 200,000, or 5.9%, of our outstanding Series D Preferred Shares as of March 31, 2017. Entities affiliated with Nikolas Tsakos own 165,573, or 8.3%, of our outstanding Series B Preferred Shares and 140,000, or 7.0%, of our outstanding Series C Preferred Shares. Anemomilia owns 94, or less than 0.1%, of our outstanding Series B Preferred Shares and 2,000, or 0.1%, of our outstanding Series C Preferred Shares as of March 31, 2017. Methoni owns 2,600, or 0.1%, of our outstanding Series B Preferred Shares as of March 31, 2017. Kelley owns 700, or less than 0.1%, of our outstanding Series D Preferred Shares as of March 31, 2017. Marsland owns 1,200, or less than 0.1%, of our outstanding Series D Preferred Shares as of March 31, 2017. Entities affiliated with Nikolas Tsakos own 120,000 Series E Preferred Shares, or 2.6% of our outstanding Series E Preferred Shares as of April 25, 2017.

To our knowledge, none of the entities in the above table own any other shares, and none of our other officers or directors own 1% or more, of our Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares or Series E Preferred Shares as of April 25, 2017.

As of March 31, 2017, we had 22 holders of record of our common shares. These shareholders of record include CEDEFAST which, as nominee for the Depository Trust Company, is the record holder of 84,120,166 common shares representing approximately 99.8% of our outstanding common shares. CEDEFAST is the nominee of banks and brokers which hold shares on behalf of their customers, the beneficial owners of the shares, who may or may not be resident in the United States. However, apart from the shareholders indicated in the footnotes (1) and (2) above and certain of the directors and officers, we believe that the majority of the remaining shareholders are resident in the United States. The Company is not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

ITEM NO. 1 – ELECTION OF DIRECTORS

The Company’s Bye-laws provide that the Board will consist of not less than five nor more than 15 members. Under the Company’s Bye-laws, one-third (or the number nearest one-third) of the Board (with the exception of any executive director) retires by rotation each year.

Mr. Tommasino’s nomination to the Board of Directors of the Company was unanimously approved by the Corporate Governance, Nominating and Compensation Committee at its March 15, 2017 meeting. He will stand for election at the Annual General Meeting together with Messrs. Arapoglou and Jolliffe who have been chosen by lot to retire and present themselves for re-election. The Board has determined to appoint Mr. Tommasino to the Audit Committee and the Corporate Governance, Nominating and Compensation Committee upon his election to the Board.

NOMINEES FOR ELECTION

Nominee	Age(1)	Position	Director Since
Nicholas F. Tommasino(2)(3) upon election	59	Nominee Director	N/A
Efstratios Georgios Arapoglou(2)(3)	65	Chairman of the Board, Director	2010
Michael G. Jolliffe	67	Vice Chairman of the Board, Director	1993

DIRECTORS CONTINUING IN OFFICE

Director	Age(1)	Position	Director Since
Nikolas P. Tsakos	53	President and Chief Executive Officer, Director	1993
George V. Saroglou	52	Vice President, Chief Operating Officer, Director	2001
Aristides A.N. Patrinos(3)	69	Director	2006
Richard L. Paniguian(2)(3)	67	Director	2008
Efthimios E. Mitropoulos(3)	77	Director	2012
Maria Vassalou(2)(3)	51	Director	2016

(1)	As of March 31, 2017
(2)	Member of the Audit Committee
(3)	Member of the Corporate Governance, Nominating and Compensation Committee

Nominees for Election

The Board of Directors recommends that shareholders vote FOR Item No. 1, the election of each of the following nominees to the Board of Directors.

NICHOLAS F. TOMMASINO

NOMINEE DIRECTOR

Mr. Tommasino is a retired partner of Deloitte LLP, a global professional services firm focusing on Audit, Tax, Advisory and Consulting services. With more than 38 years of experience, including 27 as a Partner until his retirement in 2016, he served global clients in a variety of industries including Transportation, Telecommunications, Pharmaceuticals, Agribusiness and Hospitality. He provided services across a wide range of areas including audit, mergers and acquisitions, U.S. listings, including foreign private issuers, and regulatory and risk areas. He held a number of leadership roles from leading the New York Audit and Advisory practice to the Northeast Practice to the entire East Sector culminating in his assuming the role of Chairman and CEO of Deloitte and Touche LLP (D&T) where he was responsible for all aspects of a multi-billion dollar, fourteen thousand personnel, Professional Services Firm. He directed the Development and Implementation of Strategy, Operations, Talent, Quality, Governance and Cultural Cultivation at D&T. He was a Board member of D&T (Including Chairman) and Chaired the D&T executive Committee. He serves as a Trustee and Vice President of the Madison Square Boys and Girls Club. He is also a member of the Columbus Citizens Foundation. He was an associate adjunct professor at Columbia University. He graduated Summa Cum Laude with a BS in accounting from Manhattan College. He is a member of the New York State Society of CPAs and a member of the American Institute of CPAs.

EFSTRATIOS GEORGIOS ARAPOGLOU

CHAIRMAN OF THE BOARD

Mr. Arapoglou is a Corporate Advisor with a long international executive career in Corporate and Investment Banking, International Capital Markets and in managing, restructuring and advising financial institutions. He was Chief Executive Officer of Commercial Banking at EFG Hermes Holding SAE Group, operating in the Middle East and Africa (2010-2013). Earlier, he was Chairman and Chief Executive Officer of the National Bank of Greece Group (2004-2009), Chairman of the Hellenic Banks Association (2005-2009) and Managing Director of the Global Banks and Securities Industry for Citigroup (1999-2004). He has served on several boards of publicly listed companies in Europe, the Middle East and Africa, as well as on Boards of Educational Foundations, including the Institute of Corporate Culture Affairs in Frankfurt, as Chairman. He is currently holding the following non-executive board positions: Vice Chairman and member of the compensation committee of Titan Cement SA, listed on the Athens SE; board member and member of the compensation committee of EFG Hermes Holding SAE, listed in Cairo and the London SE; board member of the audit and risk committee of Credit Libanais SAL and board member of Bank Alfalah, listed in Karachi, Pakistan, representing the International Finance Corporation (IFC) World Bank. He is Chairman of the International Board of Advisors of Tufts University in Boston, and a member of the Business Advisory Council for the International MBA program of Athens University of Economics and Business. He has degrees in Mathematics, Naval Architecture & Ocean Engineering and Management from Greek and British Universities.

MICHAEL G. JOLLIFFE

CO-FOUNDER AND VICE CHAIRMAN

Mr. Jolliffe has been joint Managing Director and then Vice Chairman of our Board since 1993. He is a director of a number of companies in shipping, agency representation, shipbroking capital services and mining. Mr. Jolliffe is Chief Executive Officer of Tsakos Containers Navigation LLC, a shipping company set up in joint venture between the Tsakos and Jolliffe families and Warwick Capital Partners, a London based fund manager. He is also Chairman of the Wighams Group owning companies involved in shipbroking, agency representation and capital markets businesses. Mr. Jolliffe is also the Chairman of Papua Mining Plc, a gold and copper mining company quoted on the London AIM. He is also Chairman of StealthGas Inc., a shipping company which is quoted on the Nasdaq Stock Exchange and which owns 49 LPG carriers, three product carriers and one crude oil tanker and has agreements to acquire four LPG carriers. Mr. Jolliffe is also a Trustee of Honeypot Children’s Charity.

Directors Continuing in Office

The following directors will continue in office:

NIKOLAS P. TSAKOS, Dr.

FOUNDER, PRESIDENT AND CHIEF EXECUTIVE OFFICER

Mr. Tsakos has been President, Chief Executive Officer and a director of the Company since inception. Mr. Tsakos is the sole shareholder of Tsakos Energy Management Limited. He has been involved in ship management since 1981 and has 36 months of seafaring experience. Mr. Tsakos served as an officer in the Hellenic Navy in 1988. Mr. Tsakos is the Chairman of the Independent Tanker Owners Association (INTERTANKO), an Executive Committee member and a council member. He is also Chairman of the Korean Registry, Hellenic Committee (KR). Mr. Tsakos is currently a board member of the UK P&I Club, a board member of the Union of Greek Shipowners (UGS), a member of the board of the Greek Shipping Co-operation Committee (GSCC) and a council member of the American Bureau of Shipping (ABS), Bureau Veritas (BV) and of the Greek Committee of Det Norske Veritas (DNV). Mr. Tsakos is the former President of the Hellenic Marine Environment Protection Association (HELMEPA). He graduated from Columbia University in New York in 1985 with a degree in Economics and Political Science and obtained a Master’s Degree in Shipping, Trade and Finance from London’s City University Business School in 1987. In 2011, Mr. Tsakos was awarded an honorary doctorate from the City University Business School, for his pioneering work in the equity financial markets relating to shipping companies.

GEORGE V. SAROGLOU

CHIEF OPERATING OFFICER

Mr. Saroglou has been Chief Operating Officer of the Company since 1996. Mr. Saroglou worked for a private Greek information technology systems integrator from 1987 until 1994. From 1995 to 1996 he was employed in the Trading Department of the Tsakos Group. He graduated from McGill University in Canada in 1987 with a Bachelor’s Degree in Science (Mathematics). Mr. Saroglou is the cousin of Mr. Tsakos.

ARISTIDES A.N. PATRINOS, Ph.D

DIRECTOR

Dr. Patrinos is the Chief Scientist and Director for Research of the Novim Group, a think tank based in Santa Barbara, California, USA. He is also a Distinguished Industry Professor of Mechanical and Biomolecular Engineering at New York University (currently on leave). Since 2006 he is also affiliated with Synthetic Genomics Inc. (SGI) serving as President (2006-2011), Senior Vice President for Corporate Affairs (2011-2012) and currently as a Programs and Policy Advisor. SGI is a US-based privately held company dedicated to developing and commercializing synthetic biology instruments, clean and renewable fuels and chemicals, sustainable food products; and novel medical applications such as synthetic vaccines and other biologics. Dr. Patrinos also serves on the BOD of Liberty Biosecurity LLC (since December 2016), a USA-based private DNA sequencing and analysis company focused on biodefense and other applications; and on the BOD of Data Cubed, Inc. (since June 2016) a NYC-based private company focused on healthcare, big data, and human decision-making. Dr. Patrinos also consults for Oak Ridge National Laboratory, the translational medicine program of the University of Pittsburgh, and the Research Council of the State University of New York. From 1976 to 2006, Dr. Patrinos served in the U.S. Department of Energy (DOE) and several of the DOE National Laboratories and engaged in several facets of energy production and use and led key research programs in biology and the environment. He played a leading role in the Human Genome Project and has been a central architect of the “genomics” revolution. He is a member of many scientific societies and is a recipient of numerous awards and distinctions including three U.S. Presidential Rank Awards, and two Secretary of Energy Gold Medals. He holds a Diploma in Mechanical and Electrical Engineering from the National Technical University of Athens (Metsovion) and a Ph.D. in Mechanical Engineering and Astronautical Sciences from Northwestern University. During 2016, Dr. Patrinos was Senior Adviser to USA Department of Energy Secretary Ernest Moniz.

MARIA VASSALOU Ph.D

DIRECTOR

Maria Vassalou is Partner and Portfolio Manager for the PWP Global Macro Strategy, a liquid strategy firm invested in global equities, fixed income, currencies, commodities and credit. Dr. Vassalou joined Perella Weinberg Partners in 2013 from MIO Partners, a subsidiary of McKinsey & Company, where as a Portfolio Manager she managed a similar global macro investment strategy in a dedicated legal entity, and as Head of Asset Allocation she provided counsel on allocation for liquid assets within MIO’s portfolio. Prior to joining MIO in 2012, Dr. Vassalou was a Global Macro Portfolio Manager at SAC Capital Advisors, LP. She joined SAC in 2008 from Soros Fund Management where she was responsible for global quantitative research, as well as the development and management of global quantitative trading strategies. Prior to her career in asset management, Dr. Vassalou was an Associate Professor of Finance at Columbia Business School which she joined in 1995. Dr. Vassalou is a Past President of the European Finance Association and was the Chair of the 2008 European Finance Association Meetings. A Research Affiliate of the Centre for Economic Policy Research (CEPR) in London for many years, Dr. Vassalou is a past member of the Academic Advisory Board of the Vienna-based Guttmann Center of Competence in Portfolio Management. Dr. Vassalou received a Bachelor of Arts in Economics from the University of Athens and she holds a Ph.D. in Financial Economics from London Business School.

RICHARD L. PANIGUIAN, CBE

DIRECTOR

Mr. Paniguian became Chairman of C5 Holdings, a European based private equity fund specializing in cyber and big data technologies, in February 2015. Prior to that, he was Head of UK Defence and Security Organization, or DSO, which supports UK defense and security businesses seeking to export and develop joint ventures and partnerships overseas, as well as overseas defense and security businesses seeking to invest in the UK. Previously, Mr. Paniguian pursued a career with BP plc., where he worked for 37 years. He held a wide range of posts with BP, including, in the 1980s, as Commercial Director in the Middle East, Head of International Oil Trading in New York and Head of Capital Markets in London. In the 1990s he completed assignments as a Director of BP Europe, Chief Executive of BP Shipping and subsequently Head of Gas Development in the Middle East and Africa. In 2001 he was appointed Group Vice President for Russia, the Caspian, Middle East and Africa, where he was responsible for developing and delivering BP’s growth strategy in these regions. He played a leading role in support of the TNK-BP joint venture; in delivering the Baku Tbilisi Ceyhan pipeline project; in driving for new gas exploration in Libya, Egypt and Oman and, in completing BP’s first oil project in Angola. In 2007 he was appointed CBE for services to business. Between 2002 and 2007 he was Chairman of the Egyptian British Business Council, and between 2000 and 2002 President of the UK Chamber of Shipping. Mr. Paniguian has a degree in Arabic and Middle East politics and an MBA.

EFTHIMIOS E. MITROPOULOS, KCMG

DIRECTOR

Mr. Mitropoulos is Secretary-General Emeritus of the International Maritime Organization (IMO), the United Nations specialized agency responsible for the regulation of international shipping from the safety, security and environmental protection points of view. After 23 years of service at IMO (ten of which as Director of the Maritime Safety Division), he was elected Secretary-General in 2003 and re-elected in 2007 for a total of the maximum time permitted of eight years. As a graduate of both Merchant and Naval Academies of Greece, he spent time at sea as a navigation officer and twenty years as a commissioned Hellenic Coast Guard officer, retiring as a rear admiral, having represented Greece at IMO and various other international fora dealing with shipping matters over a twelve year period and having spent two years as Harbour Master of Corfu. Between 2004 and 2012, he was Chancellor of the World Maritime University, Malmô, Sweden and Chairman of the Governing Board of the International Maritime Law Institute in Malta. He is the author of several books on shipping, including texts on tankers, modern types of merchant ships, safety of navigation and shipping economics and policy. He is Chairman of the Board of the “Maria Tsakos” Public Benefit Foundation – International Centre for Maritime Research and Tradition and Patron of two international maritime organizations.

PETER C. NICHOLSON, CBE

DIRECTOR

Mr. Nicholson who has been a director of the Company since inception in 1993 will be retiring from the Board of Directors following the Annual General Meeting. Mr. Nicholson will cease to be a member of the Audit Committee and the Corporate Governance, Nominating and Compensation Committee upon his retirement from the Board.

FRANCIS T. NUSSPICKEL

DIRECTOR

Mr. Nusspickel, who has been the Chairman of the Audit Committee and a director since 2004, will be retiring from the Board of Directors following the Annual General Meeting. Mr. Tommasino, upon his election to the Board, will become the Chairman of the Audit Committee replacing Mr. Nusspickel. Mr. Nusspickel will also cease to be a member of the Corporate Governance, Nominating and Compensation Committee upon his retirement from the Board.

CORPORATE OFFICERS OF THE COMPANY

The corporate officers of the Company are appointed annually by the Board and serve at the discretion of the Board. The current corporate officers of the Company, their respective ages and positions are set forth below:

Name	Age	Position
Nikolas P. Tsakos	53	President and Chief Executive Officer
George V. Saroglou	52	Vice President and Chief Operating Officer
Paul Durham	66	Chief Financial Officer and Chief Accounting Officer
Vasileios Papageorgiou	70	Chief Marine Officer

Biographies for Messrs. Tsakos and Saroglou are set forth under “Directors Continuing in Office” above.

PAUL DURHAM

CHIEF FINANCIAL OFFICER

Mr. Durham joined Tsakos in 1999 and has served as our Chief Financial Officer and Chief Accounting Officer since 2000. Mr. Durham is a Fellow of the Institute of Chartered Accountants in England & Wales. From 1989 through 1998, Mr. Durham was employed in Athens with the Latsis Group, a shipping, refinery and banking enterprise, becoming Financial Director of Shipping in 1995. From 1983 to 1989, Mr. Durham was employed by RJR Nabisco Corporation, serving as audit manager for Europe, Asia and Africa until 1986 and then as financial controller of one of their United Kingdom food divisions. Mr. Durham worked with public accounting firms Ernst & Young (London and Paris) from 1972 to 1979 and Deloitte & Touche (Chicago and Athens) from 1979 to 1983. Mr. Durham is a graduate in Economics from the University of Exeter, England.

VASILEIOS PAPAGEORGIOU

CHIEF MARINE OFFICER

Mr. Papageorgiou is our CMO. Among all other responsibilities, he is heading the newbuilding section of our business and technically led a large scale fleet expansion & renewal plan. For the past 13 years Mr Papageorgiou has overseen the construction of more than 70 vessels of diverse type and range. He has an extended technical academic background holding Bachelor of Science degrees in Naval Architecture and Marine Engineering and Master of Science degrees in Internal Combustion Engines and Management & Economics. Mr. Papageorgiou initiated his career 50 years ago being employed for a period of 5 years in the Greek ship & repair yards of Skaramanga, Perama and Elefsis, being engaged in the supervision of ship repairs and newbuildings. In 1976 and for a period of 4 years he worked for Chalkis Shipyard & Carras Shipping Co attending repairs and newbuildings in Japan and Yugoslavia. In 1980 Mr Papageorgiou joined Lloyd’s Register of Shipping initially as a junior Ship & Engine Surveyor in the Far East area. He was the first surveyor of Greek nationality of Lloyd’s Register supervising the construction of newbuildings in Asia. Soon he was promoted to Principal Surveyor, thereafter to Senior Principal Surveyor, a position held for first time by an Engineer of Greek nationality. Successively Lloyd’s Register appointed him in the post of area Managing Director for the wider region of Greece, Balkans & Middle East, again a position held for the first time by a Greek citizen. Mr. Papageorgiou is an active participant in a wide range of technical committees.

CORPORATE GOVERNANCE

Board of Directors

Our business is managed under the direction of the Board, in accordance with the Companies Act 1981 of Bermuda, as amended (the “Companies Act”) and our Memorandum of Association and Bye-laws. Members of the Board are kept informed of our business through: discussions with the Chairman of the Board, the President and Chief Executive Officer and other members of our management team; the review of materials provided to directors; and, participation in meetings of the Board and its committees. In accordance with our Bye-laws, the Board has specified that the number of directors will be set at no less than five nor more than fifteen. At December 31, 2016 we had ten directors on our Board. At its March 16, 2017 meeting, the Corporate Governance, Nominating and Compensation Committee approved the nomination of Mr. Nicholas F. Tommasino as an additional Director and as member of the Audit Committee and the Corporate Governance, Nominating and Compensation Committee. Mr. Tommasino is standing for election at this year’s Annual General Meeting. Under our Bye-laws, one third (or the number nearest one third) of the Board (with the exception of any executive director) retires by rotation each year. The Bye-laws require that the one third of the directors to retire by rotation be those who have been in office longest since their last appointment or re-appointment. The Bye-laws specify that where the directors to retire have been in office for an equal length of time, those to retire are to be determined by lot (unless they agree otherwise among themselves). From the current directors, Messrs. Arapoglou and Jolliffe have been selected to stand for re-election at this year’s Annual General Meeting. Messrs. Nicholson and Nusspickel will retire from the Board following the Annual General Meeting, resulting in our Board of Directors being reduced to nine members.

During the fiscal year ended December 31, 2016, the full Board held three meetings in person. Each director attended all of the meetings of the Board and all of the meetings of committees of which such director was a member in 2016, except for two directors, each of which attended at least 75% of such meetings.

Independence of Directors

The foundation for the Company’s corporate governance is the Board’s policy that a substantial majority of the members of the Board should be independent. With the exception of the two Executive Directors (Messrs. Tsakos and Saroglou) and one Non-executive Director (Mr. Jolliffe), the Board believes that each of the other incumbent directors (Messrs. Nicholson, Nusspickel, Paniguian, Arapoglou, Mitropoulos and Drs. Patrinos and Vassalou) as well as Mr. Tommasino is independent under the standards established by the New York Stock Exchange (the “NYSE”) because none has a material relationship with the Company directly or indirectly or any relationship that would interfere with the exercise of their independent judgment as directors of the Company.

The Board made its determination of independence in accordance with its Corporate Governance Guidelines, which specifies standards and a process for evaluating director independence. The Guidelines provide that:

•	A director cannot be independent if he or she fails to meet the objective requirements as to “independence” under the NYSE listing standards.

•	If a director meets the objective NYSE standards, he or she will be deemed independent, absent unusual circumstances, if in the current year and the past three years the director has had no related-party transaction or relationship with the Company or an “interlocking” relationship with another entity triggering disclosure under SEC rules.

•	If a director who meets the objective NYSE independence requirements either has had a disclosable transaction or relationship or the Corporate Governance, Nominating and Compensation Committee requests that the Board consider any other circumstances in determining the director’s independence, the Board will make a determination of the director’s independence.

To promote open discussion among the independent directors, those directors met three times in 2016 in regularly scheduled executive sessions without participation of the Company’s management and will continue to do so in 2017. Following the 2016 Annual General Meeting, Mr. Paniguian serves as the Presiding Director for purposes of these meetings.

Documents Establishing Our Corporate Governance

The Board and the Company’s management have engaged in an ongoing review of our corporate governance practices in order to oversee our compliance with the applicable corporate governance rules of the NYSE and the SEC.

The Company has adopted a number of key documents that are the foundation of its corporate governance, including:

•	a Code of Business Conduct and Ethics for Directors, Officers and Employees;

•	a Corporate Governance, Nominating and Compensation Committee Charter; and

•	an Audit Committee Charter.

These documents and other important information on our governance, including the Board’s Corporate Governance Guidelines, are posted in the “Investor Relations” section of the Tsakos Energy Navigation Limited website, and may be viewed at http://www.tenn.gr. We will also provide any of these documents in hard copy upon the written request of a shareholder. Shareholders may direct their requests to the attention of Investor Relations, c/o George Saroglou or Paul Durham, Tsakos Energy Navigation Limited, 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece.

The Board has a long-standing commitment to sound and effective corporate governance practices. The Board’s Corporate Governance Guidelines address a number of important governance issues such as:

•	Selection and monitoring of the performance of the Company’s senior management;

•	Succession planning for the Company’s senior management;

•	Qualifications for membership on the Board;

•	Functioning of the Board, including the requirement for meetings of the independent directors; and

•	Standards and procedures for determining the independence of directors.

The Board believes that the Corporate Governance Guidelines and other governance documents meet current requirements and reflect a very high standard of corporate governance.

Committees of the Board

The Board has established an Audit Committee, a Corporate Governance, Nominating and Compensation Committee, a Business Development and Capital Markets Committee and an Operational, Safety and Environmental Committee.

Audit Committee

The current members of the Audit Committee are Messrs. Nicholson, Nusspickel, Paniguian, Arapoglou and Dr. Vassalou, each of whom is an independent director. Mr. Nusspickel is the Chairman of the committee.

Following the 2017 Annual General Meeting, Mr. Nusspickel will cease to be the Chairman of the Audit Committee and will be succeeded by Mr. Tommasino upon his election to the Board. Messrs. Nicholson and Nusspickel will cease to be members of the committee upon their retirement from the Board following the Annual General Meeting. The Audit Committee is governed by a written charter, which is approved and adopted annually by the Board. The Board has determined that the continuing members of the Audit Committee meet the applicable independence requirements, and that all continuing members of the Audit Committee meet the requirement of being financially literate. The Audit Committee held three meetings in person during the fiscal year ended December 31, 2016. The Audit Committee is appointed by the Board and is responsible for, among other matters:

•	engaging the Company’s external and internal auditors;

•	approving in advance all audit and non-audit services provided by the auditors;

•	approving all fees paid to the auditors;

•	reviewing the qualification and independence of the Company’s external auditors;

•	discussing compliance with accounting standards and any proposals which the external auditors have made regarding the Company’s accounting standards with the external auditors;

•	overseeing the Company’s financial reporting and internal control functions;

•	overseeing the Company’s whistleblower’s process and protection;

•	overseeing general compliance with related regulatory requirements;

•	overseeing the executive management’s identification and assessment of risks that the Company faces and the establishment of a risk management structure capable of addressing and mitigating those risks;

•	overseeing the division of risk-related responsibilities among each of the Board committees as clearly as possible and performing a gap analysis to confirm that the oversight of any risk is not missed;

•	in conjunction with the full Board, approving the Company-wide risk management program; and

•	assessing whether the Company’s technical and commercial managers have effective procedures for managing risks.

The Board of Directors has determined that each of Messrs. Nusspickel, Arapoglou, Tommasino and Dr. Vassalou, whose biographical details are included herein, qualifies as an “audit committee financial expert” under current SEC regulations.

Corporate Governance, Nominating and Compensation Committee

The current members of the Corporate Governance, Nominating and Compensation Committee are Messrs. Arapoglou, Nicholson, Nusspickel, Paniguian, Mitropoulos and Drs. Patrinos and Vassalou, each of whom is an independent director. Mr. Tommasino will also join the Corporate Governance, Nominating and Compensation Committee upon his election, as an independent director. Since the 2016 Annual General Meeting, Mr. Paniguian has served as Chairman of the committee. Messrs. Nicholson and Nusspickel will cease to be members of the committee upon their retirement from the Board following the Annual General Meeting. The Corporate Governance, Nominating and Compensation Committee is appointed by the Board and is responsible for:

•	developing and recommending to the Board corporate governance guidelines applicable to the company and keeping such guidelines under review;

•	overseeing the evaluation of Board and management;

•	arranging for an annual performance evaluation of the committee and producing an annual report to the Board;

•	reviewing regularly the Board structure, size and composition and making recommendations to the Board with regard to any adjustments that are deemed necessary;

•	identifying and nominating candidates for the approval of the Board to fill Board vacancies as and when they arise;

•	implementing plans for succession, making recommendations to the Board for the continuation in service of an executive director and recommending directors who are retiring by rotation to be put forward for re-election;

•	determining the compensation of the non-executive directors, determining and administering the Company’s long term incentive plans, including any equity based plans and grants under them; and

•	producing an annual report on executive compensation as required by the SEC to be included in the Company’s annual proxy statement or annual report.

During 2016, there were three meetings of the Corporate Governance, Nominating and Compensation Committee.

Business Development and Capital Markets Committee

The current members of the Business Development and Capital Markets Committee are Messrs. Arapoglou, Paniguian, Jolliffe, Saroglou, Tsakos and Dr. Vassalou. Mr. Jolliffe is Chairman of the committee. The Business Development and Capital Markets Committee was established in 2014 for the purpose of overseeing the financial policies and activities of the Company and its subsidiaries relating to the Company’s capital structure and capital raising activities. The committee reviews and approves presentations to, and communications with, shareholders, financial analysts, and potential investors and oversees the establishment and maintenance of the Company’s relations with investment banks and financial institutions, as well as the development and expansion of the Company’s business, including the evaluation of strategic growth opportunities.

Operational, Safety and Environmental Committee

The current members of the Operational, Safety and Environmental Committee are Messrs. Jolliffe, Mitropoulos, Papageorgiou and Dr. Patrinos. Mr. Mitropoulos is Chairman of the committee. The primary role of the Operational, Safety and Environmental Committee is to draw the attention of the Board and the Company’s management to issues of concern regarding the safety of crew and vessels and the impact of the maritime industry on the environment, to provide an update on related legislation and technological innovations, and more specifically highlight areas in which the Company itself may play a more active role in being in the forefront of adopting operational procedures and technologies that will ensure maximum safety for crew and vessels and contribute to a better environment.

How to Contact the Board and its Committees

We have established a process by which shareholders can contact our Board, including any committee of the Board or the independent members of the Board.

To contact the Board or a committee of the Board or the independent members of the Board, you may write to the following address:

TSAKOS ENERGY NAVIGATION LIMITED

c/o Chairman of the Corporate Governance,

Nominating and Compensation Committee

367 Syngrou Avenue

175 64 P. Faliro

Athens, Greece

•	All concerns and complaints will be received and processed by the Company’s Chief Operating Officer and/or the Company’s Internal Auditor.

•	Priority will be assigned to communications involving an allegation of a threat to a person, property or the environment, and to on-going or time-sensitive issues.

•	If you have provided your name, or have received a control number to permit anonymous or confidential treatment, you will receive a response to your communication by telephone or in writing.

•	The Chairman of the Board or the Chairman of the Corporate Governance, Nominating and Compensation Committee will decide whether to forward your communication to other Directors, including the Executive Directors, taking into account the substance of the communication and any request that may have been made regarding such dissemination.

•	Any proposal that a shareholder intends to present at the 2018 Annual General Meeting of Shareholders of the Company, including nominations to the Board, must be received by the Chairman of the Corporate Governance, Nominating and Compensation Committee at the above address no later than January 4, 2018 for inclusion in the Company’s Proxy Statement and proxy for such meeting and must be otherwise in compliance with applicable SEC regulations. If a shareholder intends to present a proposal at the 2018 Annual General Meeting of Shareholders of the Company, but does not seek to have the proposal included in the Company’s Proxy Statement notice must be received by the Company at its principal executive offices no later than March 30, 2018. Use of certified mail is suggested.

To enable directors to attend the Annual General Meeting of Shareholders, the Board has established a practice of scheduling a regular Board meeting to coincide with the Annual General Meeting. In 2016, all directors attended the Annual General Meeting of Shareholders.

COMPENSATION DISCUSSION AND ANALYSIS

Board Compensation

We pay no cash compensation to our senior management or to our directors who are senior managers. We have no salaried employees. For the year ended December 31, 2016, the aggregate cash compensation of all of the members of the Board was $770,000 per the following annual fee schedule which was approved by the shareholders of the Company on May 20, 2016:

•	Service on the Board - $60,000

•	Service on the Audit Committee - $20,000

•	Service on the Business Development and Capital Markets Committee - $10,000

•	Service on the Operational, Safety and Environmental Committee - $10,000

•	Service as Chairman of the Corporate Governance, Nominating and Compensation Committee - $10,000

•	Service as Chairman of the Operational, Safety and Environmental Committee - $10,000

•	Service as Chairman of the Audit Committee - $30,000

•	Service as Chairman of the Business Development and Capital Markets Committee - $30,000

•	Service as Chairman of the Board - $40,000

No fees are paid for service on the Corporate Governance, Nominating and Compensation Committee.

We do not provide benefits for directors upon termination of their service with us.

Management Company

Tsakos Energy Management Limited (“Tsakos Energy Management”), under its management agreement with us, provides overall executive and commercial management of our affairs in exchange for a monthly management fee. We paid Tsakos Energy Management management fees of $16.9 million in 2016.

From the management fee we pay it, Tsakos Energy Management pays Tsakos Columbia Shipmanagement S.A. (“TCM”), a joint venture between Tsakos Shipping & Trading S.A. (“Tsakos Shipping”) and Columbia Shipmanagment Ltd., a management fee for its services as technical and operational manager of most of the vessels in our fleet. We prepay or reimburse TCM at cost for all vessel operating expenses payable by them in their capacity as technical manager of the fleet. At December 31, 2016, outstanding advances to TCM amounted to $6.7 million and there was an amount due to Tsakos Shipping of $0.8 million for the commercial management services they provide. In 2016, an additional amount of $2.1 million was paid in fees directly by the Company to TCM for additional services it provided or arranged in relation to information technology, application of corporate governance procedures required by the Company and seafarers’ training.

In 2016 and 2015, we paid Tsakos Energy Management an incentive award of $2.6 million and $1.1 million, respectively, plus $0.4 million in 2015 in relation to the Company’s capital raising transactions during the year. No incentive award was payable to Tsakos Energy Management for 2014. However, special awards totaling $0.9 million were awarded to Tsakos Energy Management in 2014 in relation to the Company’s capital raising transactions in 2014.

Management Agreement

Our management agreement with Tsakos Energy Management was amended and restated on March 8, 2007 and has a term of ten years that renews annually. Tsakos Energy Management may terminate the management agreement at any time upon not less than one year’s notice. In addition, either party may terminate the management agreement under certain circumstances, including the following:

•	certain events of bankruptcy or liquidation involving either party;

•	a material breach by either party; or

•	a failure by Tsakos Energy Management, for a continuous period of two months, materially to perform its duties because of certain events of force majeure.

Moreover, following a change in control of us, which would occur if at least one director were elected to our Board without having been recommended by our existing Board, Tsakos Energy Management may terminate the agreement on 10 business days’ notice. If Tsakos Energy Management terminates the agreement for this reason, then we would immediately be obligated to pay Tsakos Energy Management the present discounted value of all of the payments that would have otherwise been due under the management agreement up until June 30 of the tenth year following the date of termination plus the average of the incentive awards previously paid to Tsakos Energy Management multiplied by ten. Under these terms, therefore, a termination as of December 31, 2016 would have resulted in a payment of approximately $166.3 million. Under the terms of the Management Agreement between the Company and Tsakos Energy Management, the Company may terminate the agreement only under specific circumstances, such as breach of contract by the manager and change of control in the shareholding of the manager without the prior approval of the Company’s Board of Directors.

Management Compensation

Messrs. Tsakos, Saroglou, Durham and Papageorgiou serve as President and Chief Executive Officer, Vice President and Chief Operating Officer, Chief Financial Officer and Chief Accounting Officer, and Chief Marine Officer, respectively. Except for Mr. Papageorgiou, who is an employee of Tsakos Shipping & Trading SA, such individuals are employees of Tsakos Energy Management and, except for the equity compensation discussed below, are not directly compensated by the Company.

Employees

Tsakos Energy Navigation Limited has no salaried employees. All crew members are employed by the owning-company of the vessel on which they serve, except where the vessel may be on a bareboat charter-out, or where the vessels or the crewing thereof, are under third-party management arranged by our technical managers. All vessel owning-companies are subsidiaries of Tsakos Energy Navigation Limited. Approximately 1,701 officers and crew members served on board the vessels we own and were managed by our technical managers as of December 31, 2016.

Share Ownership

The Common Shares beneficially owned by our directors and senior managers and/or companies affiliated with these individuals are disclosed in “Security Ownership of Certain Beneficial Owners and Management” above.

Stock Compensation Plan

At the 2012 Annual Meeting of Shareholders, our shareholders approved a share-based incentive plan (the “2012 Plan”). This plan permits us to grant share options or other share based awards to our directors and officers, to the officers of the vessels in the fleet, and to the directors, officers and employees of our manager, Tsakos Energy Management, and our commercial manager, Tsakos Shipping.

The purpose of the 2012 Plan is to provide a means to attract, retain, motivate and reward the persons whose performing of administrative, commercial, management, technical and maritime services are important for the Company by increasing their ownership in our Company. Awards under the 2012 Plan may include options to purchase our common shares, restricted share awards, other share-based awards (including share appreciation rights granted separately or in tandem with other awards) or a combination thereof.

The 2012 Plan is administered by our Corporate Governance, Nominating and Compensation Committee. Such committee has the authority, among other things, to: (i) select the present or prospective directors, officers, consultants and other personnel entitled to receive awards under the 2012 Plan; (ii) determine the form of awards, or combinations of awards; (iii) determine the number of shares covered by an award; and (iv) determine the terms and conditions of any awards granted under the 2012 Plan, including any restrictions or limitations on transfer, any vesting schedules or the acceleration of vesting schedules and any forfeiture provision or waiver of the same. The 2012 Plan authorizes the issuance of up to 1,000,000 common shares in the form of restricted stock units (“RSUs”) or options. In 2016, 87,500 RSUs were issued to the non-executive directors of the Company, which vested immediately. No RSUs or other awards were issued in 2015. During 2014, 20,000 RSUs were issued under this plan, which vested within 2014. During 2013, 96,000 RSUs were issued which vested.

As of December 31, 2016, there were no outstanding (non-vested) RSUs. Total stock compensation expense recognized for the year ended December 31, 2016 was $0.5 million, for the year ended December 31, 2015 was $nil and for the year ended December 31, 2014 was $0.1 million.

REPORT OF THE CORPORATE GOVERNANCE, NOMINATING AND COMPENSATION COMMITTEE

We have reviewed the Compensation Discussion and Analysis included herein and have recommended to the Board of Directors that it be included in this Proxy Statement.

THE CORPORATE GOVERNANCE, NOMINATING

AND COMPENSATION COMMITTEE

Richard L. Paniguian– Chairman

Efstratios Georgios Arapoglou – Member

Efthimios E. Mitropoulos – Member

Francis T. Nusspickel – Member

Peter C. Nicholson – Member

Aristides A.N. Patrinos – Member

Maria Vassalou – Member

REPORT OF THE AUDIT COMMITTEE

The Tsakos Energy Navigation Audit Committee of the Board is composed entirely of non-management directors. The members of the Audit Committee meet the independence and financial literacy requirements set forth by the SEC and the NYSE and Francis T. Nusspickel, Efstratios G. Arapoglou, Nicholas F. Tommasino and Dr. Maria Vassalou each qualify as an “audit committee financial expert” as defined by the SEC.

The Audit Committee of the Board operates pursuant to a written charter, which may be accessed through the Investor Relations section of the Company’s website at http://www.tenn.gr. The Audit Committee reviews and assesses the adequacy of its charter on an annual basis.

The Company’s management team has the primary responsibility for the financial statements and the reporting process, including the system of internal controls. The Audit Committee assists the Board in its general oversight of the Company’s financial reporting processes. Specifically, the Audit Committee:

•	Reviewed and discussed the Company’s annual audited financial statements and quarterly financial statements, including the Management’s Discussion and Analysis of Financial Condition and Results of Operations included in the Company’s Form 20-F for the year ended December 31, 2016, with Company management and Ernst & Young (Hellas), its Independent Auditors.

•	The Committee also reviewed related issues and disclosure items, including the Company’s earnings press releases, and performed its regular review of critical accounting policies and the processes by which the Company’s Chief Executive Officer and Chief Financial Officer certify the information contained in its quarterly and annual filings.

•	Discussed with Ernst & Young (Hellas) the matters required to be discussed by the Public Company Accounting Oversight Board Statement No 16, “Communications with Audit Committees”. The Committee also received the written disclosures and letter from Ernst & Young (Hellas) required by applicable requirements of the Public Company Accounting Oversight Board regarding Ernst & Young’s communications with the Audit Committee concerning independence and discussed with Ernst & Young (Hellas) their independence and related matters.

•	As part of its review of audit matters, the Audit Committee supervises the relationship between the Company and its independent public accountants, including: having responsibility to recommend to the Board for shareholder approval the selection, compensation and retention of the independent public accountants; approving the nature and type of their services; approving their audit and non-audit services; reviewing the plan for and the results of the annual audit and quarterly reviews of the Company’s Consolidated Financial Statements; and confirming their independence. The Audit Committee has evaluated Ernst & Young (Hellas)’s qualifications, performance and independence, including that of the lead audit partner. As part of the engagement process, the Audit Committee considers whether to rotate the independent public accountants. The Audit Committee has recommended to the Board that the shareholders approve the selection of Ernst & Young (Hellas) as the Company’s independent public accountants for the year 2017.

During the year 2016, the Audit Committee held three in person meetings. During such in person meetings, the Audit Committee met with representatives of Ernst & Young (Hellas), both with management present and in private sessions without management present, to discuss the results of the audit and to solicit their evaluation of the Company’s accounting principles, practices and judgments applied by management and the quality and adequacy of the Company’s internal controls. At such in person meetings, the Audit Committee also met in private sessions with the Head of Internal Audit, who reports directly to the Audit Committee, to discuss the audit results for 2016 and audit plans for the remainder of 2017. The Audit Committee continually reviews specific areas of risk management with the Company.

In performing the above described functions, the Audit Committee acts only in an oversight capacity and necessarily relies on the work and assurances of Company management and the independent public accounting firm, which, in their report, expresses an opinion on the conformity of the Company’s annual financial statements to accounting principles generally accepted in the United States.

In addition, in reliance upon the reviews and discussions as outlined above, the Audit Committee recommended, and the Board of Directors approved, the inclusion of the Company’s audited financial statements in its annual report on Form 20-F for the year ended December 31, 2016 for filing with the SEC and presentation to the Company’s shareholders.

THE AUDIT COMMITTEE

Francis T. Nusspickel – Chairman

Efstratios Arapoglou – Member

Peter C. Nicholson – Member

Richard Paniguian – Member

Maria Vassalou – Member

Notwithstanding anything to the contrary set forth in any of our previous or future filings with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might “incorporate by reference” future or previous filings, including this Proxy Statement, in whole or in part, the above “Report of the Audit Committee” shall not be incorporated by reference into any such filings, nor shall it be deemed to be soliciting material or deemed filed with the SEC under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended.

This Proxy Statement also includes references to our website address. This website is intended to provide inactive, textual references only. The information on this website is not part of this Proxy Statement.

Independent Registered Public Accountants

The accounting firm of Ernst & Young (Hellas), Athens, Greece served as the Company’s independent registered public accounting firm for the years ended December 31, 2016 and December 31, 2015.

Principal Accounting Fees and Services

An aggregate amount of Euro 635,000 was billed and accrued for fiscal year 2016 relating to fees for audit services performed by Ernst & Young (Hellas), Athens, Greece. In 2015, an aggregate amount of Euro 625,000 was billed and accrued for fiscal year 2015 relating to fees for audit services. Audit fees consist of the audit of our annual financial statements, services rendered in connection with registration of securities and related comfort letters, consents related to SEC registration statements, as well as work generally only the independent auditor can reasonably be expected to provide, such as statutory audits and financial audits of subsidiaries.

The Audit Committee Charter sets forth the Company’s policy regarding retention of the independent auditors, requiring the Audit Committee to review and approve in advance the retention of the independent auditors for the performance of all audit and lawfully permitted non-audit services. The Chairman of the Audit Committee, or in the absence of the Chairman, any member of the Audit Committee designated by the Chairman, has authority to approve in advance any lawfully permitted non-audit services. The Audit Committee is authorised to establish other policies and procedures for the pre-approval of such services. Where non-audit services are approved under delegated authority, the action must be reported to the full Audit Committee at its next regularly scheduled meeting.

ITEM NO. 2 – RESOLUTION AUTHORIZING REDESIGNATION OF COMMON SHARES AS PREFERRED SHARES

Our Board of Directors, after careful consideration, recommends that our shareholders approve the redesignation of 10,000,000 authorized but unissued Common Shares of the Company as Preferred Shares (as such terms are defined in the Company’s Bye-laws).

The shareholders of the Company previously approved the division of the Company’s authorized capital of US$200,000,000 into 185 million Common Shares and 15 million Preferred Shares. The Board recommends that the shareholders approve the redesignation of 10,000,000 authorized but unissued Common Shares as Preferred Shares, resulting in the Company’s authorized capital of US$200,000,000 being divided into 175 million Common Shares of a par value of US $1.00 each and 25 million Preferred Shares of a par value of US $1.00 each. The Board of Directors does not propose to increase the authorized share capital of the Company.

Shipping is a capital intensive industry that requires significant ongoing capital investment for fleet growth and renewal to meet the requirements of first class charterers. During the Company’s nearly 25-year history, it has financed its growth from only four vessels to a current pro forma fleet of 65 vessels, including newbuildings, through equity issuances, cash generated from operations and bank loans. Since April 2012, principally to finance the growth of its fleet, it has sold over $460,000,000 of its Common Shares and Preferred Shares in the public markets. During this period, it publicly issued 12,024,803 Preferred Shares, all with extremely limited voting rights, for over $300,000,000 in gross proceeds, including 4,600,000 Preferred Shares issued on April 5, 2017. Following the issuance of such 4,600,000 Preferred Shares, the Company currently has 12,024,803 Preferred Shares outstanding, which leaves fewer than three million Preferred Shares available for issuance. While no specific offering is currently contemplated, this number of available Preferred Shares does not provide sufficient flexibility for the Company, including to finance its further growth for which Preferred Shares have been an important financing alternative.

The Board recommends that the shareholders of the Company approve the following resolution:

RESOLVED, that 10,000,000 Common Shares of the Company be re-designated as 10,000,000 Preferred Shares, of U.S. $1.00 par value each, each issuable on such terms and conditions and having such rights or restrictions as the Board of Directors may from time to time determine prior to the issuance of such Preferred Shares.

ITEM NO. 3 – APPROVAL OF AUDITED FINANCIAL STATEMENTS

The Board, acting on the recommendation of the Audit Committee, recommends the approval by the Company’s shareholders of the audited financial statements for the fiscal year ended December 31, 2016, together with the report of the Company’s auditors, Ernst & Young (Hellas), Athens, Greece. Representatives of Ernst & Young (Hellas), Athens, Greece are expected to be present at the 2017 Annual General Meeting. They will have the opportunity to make a statement if they so desire, and are expected to be available to respond to appropriate questions from shareholders.

ITEM NO. 4 – APPOINTMENT OF AUDITORS AND AUTHORIZATION OF THE AUDIT COMMITTEE TO DETERMINE THEIR REMUNERATION

The Audit Committee of the Board has recommended that the Company’s shareholders appoint the firm of Ernst & Young (Hellas), Athens, Greece, independent registered public accounting firm, as auditors of the Company for the year ending December 31, 2017.

The Board, acting on the recommendation of the Audit Committee, recommends this Item No. 3 and that the Company’s shareholders appoint Ernst & Young (Hellas), Athens, Greece as auditors of the Company for the fiscal year ending December 31, 2017 and authorize the Audit Committee to set their remuneration.

ITEM NO. 5 – REMUNERATION OF THE DIRECTORS

We pay no cash compensation to our senior management or to our directors who are senior managers. For the year ended December 31, 2016, the aggregate cash compensation of all of the members of the Board was $770,000. The annual fee allocation for directors was last approved by the shareholders of the Company on May 20, 2016.

The Board recommends that the shareholders approve the fee schedule for non-management directors in 2017 as set forth in this Proxy Statement under the section “Compensation Discussion and Analysis–Board Compensation”.

ANNUAL REPORT TO SHAREHOLDERS

The Company’s 2016 Annual Report to Shareholders, which includes its audited consolidated financial statements for the fiscal year ended December 31, 2016, is available at www.proxyvote.com and on the Company’s website, http://www.tenn.gr and can be accessed through the SEC’s Web site at http://www.sec.gov. If you would like to receive, at no cost, a printed copy of the Company’s 2016 Annual Report to Shareholders, please contact the Company by telephone at +30 210 94 07 710-13, by email at ten@tenn.gr or in writing at Tsakos Energy Navigation Limited, Investor Relations, c/o George Saroglou or Paul Durham, 367 Syngrou Avenue, P. Faliro, Athens, Greece.

George V. Saroglou

Chief Operating Officer

May 5, 2017